Filed with the Securities and Exchange Commission on July 21, 1997


                      1933 Act File Nos. 33-67118, 33-59143, 33-64321, 333-22163
                                                     1940 Act File No. 811-07946


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                      EV CLASSIC SENIOR FLOATING-RATE FUND
                                (Name of Issuer)

                      EV CLASSIC SENIOR FLOATING-RATE FUND
                      (Name of Person(s) Filing Statement)

                Shares of Beneficial Interest, Without Par Value
                         (Title of Class of Securities)

                                   269261 10 3
                      (CUSIP Number of Class of Securities)

                                 Alan R. Dynner
                             Eaton Vance Management
                 24 Federal Street, Boston, Massachusetts 02110
                                 (617) 482-8260
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  July 21, 1997
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee
                         -------------------------------

Transaction Valuation                                Amount of Filing Fee
------------------------------------------------     --------------------

No. of Shares     Price/Share       Total Value
-------------     -----------       -----------

30,000,000        $9.97             $299,100,000     $59,820

[  ]  Check  box  if  any  part  of  the  fee is  offset  as  provided  by  Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Background
----------

         EV Classic Senior Floating-Rate Fund (the "Fund"), is a closed-end, non-diversified management investment company (File Nos. 333-22163 and 811-07946) registered under the Investment Company Act of 1940 (the "1940 Act"). As a closed-end investment company, the Fund does not redeem its shares, but the Fund continuously offers its shares at net asset value. However, the Fund considers making quarterly tender offers (at the discretion of the Board of Trustees) to provide some measure of liquidity to the Fund's shareholders because the Fund's shares are not listed on an exchange or traded in the over-the-counter market.

         The Fund operates in the "master-feeder" structure and invests all of its assets in the Senior Debt Portfolio (the "Portfolio"), a separate closed-end non-diversified management investment company registered under the 1940 Act (File No. 811-8876). The Portfolio also continuously offers its interests, but the interests are offered privately (i.e., without conducting a public offering under the Securities Act of 1933), and are held by an extremely small number of feeder funds. In order to continue to provide liquidity to Fund shareholders (and to the shareholders of any other feeder fund), the Portfolio also considers making periodic tender offers.

         Eaton Vance Prime Rate Reserves is a "sister" feeder fund of the Fund, is registered under the 1940 Act as a closed-end, non-diversified management investment company, and also offers its shares to the public (File Nos. 333-25731 and 811-05808). This Fund also invests its assets in the Portfolio, and in order to provide liquidity to its shareholders, expects to conduct periodic tender offers.

Introduction
------------

The following is a  cross-reference  sheet pursuant to General  Instruction B of
Schedule 13E-4 showing the location in the Offer To Purchase dated July 21, 1997 of EV Classic Senior Floating-Rate Fund (the "Offer To Purchase"), submitted herewith as Exhibit 2, of the information required by Schedule 13E-4. All of the information contained under the below-referenced captions of the Offer To Purchase is hereby incorporated by reference.


Schedule 13E-4 Item and Caption         Caption in Offer To Purchase
-------------------------------         ----------------------------

Item 1   Security and Issuer
         -------------------

         (a)...................         Heading.

         (b) and (c)...........         Heading. Letter. Price;  Number of
                                        Shares. Selected Financial Information.

         (d)...................         Inapplicable.

Item 2   Source and Amount of Funds
         or Other Consideration
         ----------------------

         (a)...................         Heading.  Source and Amount of Funds.

         (b)...................         Inapplicable.

Item 3   Purpose of the Tender Offer
         and Plans or Proposals of
         the Issuer or Affiliate
         -----------------------

         (a) through (f).......         Purpose of the Offer. Certain Effects
                                        of the Offer.

                                        The Fund has no present plans or
                                        proposals which relate to or would
                                        result in any extraordinary
                                        corporate transaction, such as a
                                        merger, reorganization, or
                                        liquidation, involving the Fund; a
                                        sale or transfer of a material
                                        amount of assets of the Fund; any
                                        material changes in the Fund's
                                        present capitalization (except as
                                        resulting from the Offer or
                                        otherwise set forth in the Offer to
                                        Purchase); or any other material
                                        change in the Fund's corporate
                                        structure or business as a
                                        non-diversified closed-end
                                        management investment company.

         (g) through (j).......         Inapplicable.

Item 4   Interest in Securities         Selected Financial Information.
         of the Issuer
         -------------

Item 5   Contracts, Arrangements        No such contracts, arrangements,
         Understandings or              understandings or relationships exist
         Relationships with             between the Fund and any person with
         Respect to the Issuer's        respect to the tender offer.
         Securities
         ----------

Item 6   Persons Retained,              Letter. No person has been authorized
         Employed or to Be              to make solicitations or recommendations
         Compensated                    with respect to the Offer to Purchase.
         -----------

Item 7   Financial Information
         ---------------------

         (a)(1) (2) (3) and (4).        Reference is hereby made to the Selected
                                        Financial Information in the Offer to
                                        Purchase, and to the Audited Financial
                                        Statements of the Fund for the fiscal
                                        year ended December 31, 1995 filed with
                                        the Commission pursuant to Section
                                        30(b)(2) under the Investment Company
                                        Act of 1940 on March 11, 1996
                                        (Accession No. 0000950156-96-000302);
                                        and to the Audited Financial Statements
                                        for the fiscal year ended December 31,
                                        1996 filed with the Commission pursuant to Section 30(b)(2) under the Investment
                                        Company  Act of  1940 on February  21,
                                        1997 (Accession No.0000950156-97-000159)
                                        all of which are incorporated herein by
                                        reference.

         (b)(1) (2) and (3)....         Inapplicable.

Item 8   Additional Information
         ----------------------

         (a)...................         Contracts and Relationships with
                                        Affiliates.

                                        Eaton Vance Distributors, Inc.("EVD") is a wholly-owned subsidiary of Eaton Vance Management, which is a wholly-owned subsidiary of Eaton Vance Corp. EVD serves as the Fund's principal underwriter.

         (b) through (d).......         Inapplicable.

         (e)...................         Withdrawal Rights. Early Withdrawal
                                        Charge.  Extension of Tender Period;
                                        Termination; Amendment. Tax
                                        Consequences.

Item 9   Material to be Filed
         as Exhibits
         -----------

         (a) (1)...............         Advertisement printed in THE WALL STREET
                                        JOURNAL.

             (2)...............         Offer to Purchase (including Selected
                                        Financial Information).

             (3)...............         Letter of Transmittal.

         (b)...................         Inapplicable.

         (c)...................         Inapplicable.

         (d) through (f).......         Inapplicable.

         (g) (1)...............         Audited Financial Statements of the Fund
                                        for the fiscal year ended December 31,
                                        1995 filed with the Commission pursuant
                                        to Section 30(b)(2) under the Investment
                                        Company Act of 1940 on March 11, 1996
                                        (Accession No. 0000950156-96-000302);
                                        and to the Audited Financial Statements
                                        for the fiscal year ended December 31,
                                        1996 filed with the Commission pursuant
                                        to Section 30(b)(2) under the Investment
                                        Company Act of 1940 on February 21, 1997
                                        (Accession No. 0000950156-97-000159) all
                                        of which are incorporated herein by
                                         reference.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 21, 1997                /s/ James B. Hawkes
--------------               -----------------------------------------------
(Date)                           James B. Hawkes, President of
                                 EV Classic Senior Floating-Rate Fund

                                  EXHIBIT INDEX


     The following exhibits are filed as part of this Issuer Tender Offer Statement.


Exhibit
No.               Description
-------           -----------

(a)(1)            Advertisement printed in THE WALL STREET JOURNAL

(a)(2)            Offer to Purchase (including Selected Financial Information)

(a)(3)            Letter of Transmittal